PROACTIVE FINTECH LLC
Statement of Stockholders' Equity
For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Beginning Stockholder's Equity	$ 0.00	$ 5,330,379.26	$ 0.00	$ (5,214,740.42)	$ 115,638.84
Net Income				(2,365,203.17)	$ (2,365,203.17)
Stock issued	$ 0.00	$ 572,765.78			$ 572,765.78
Dividends				0.00	$ 0.00
Ending Stockholder's Equity	$ 0.00	$ 5,903,145.04	$ 0.00	$ (7,579,943.59)	$ (1,676,798.55)